Exhibit 99.2

Brookfield Residential Properties Inc.

Residential Properties Portfolio	2

Management’s Discussion & Analysis, Financial Statements and Other Information

Cautionary Statement Regarding Forward-Looking Statements	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Business Environment and Risks	21

Brookfield Residential Properties Inc.	1

RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at December 31, 2011 were $2.6 billion.

As of December 31, 2011, we controlled 108,197 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. Approximately 50% of our owned lots are entitled. The number of building lots we control in each of our primary markets as of December 31, 2011 follows:

			Unconsolidated		Total Lots			Total Lots
	Land & Housing		Entities		December 31, 2011	Status of Lots		December 31, 2010
	Owned	Options	Owned	Options		Entitled	Unentitled

Calgary	27,963	—	1,064	—	29,027	8,853	20,174	28,643
Edmonton	17,331	—	—	—	17,331	10,551	6,780	18,229
Toronto	9,461	—	—	—	9,461	720	8,741	9,320

Canada	54,755	—	1,064	—	55,819	20,124	35,695	56,192

Northern California	3,338	4,950	—	—	8,288	2,138	6,150	8,223
Los Angeles / Southland	848	—	1,526	1,842	4,216	1,876	2,340	4,734
San Diego / Riverside	8,966	—	33	—	8,999	6,199	2,800	8,761
Other	194	—	55	—	249	249	—	253

California	13,346	4,950	1,614	1,842	21,752	10,462	11,290	21,971

Denver	10,620	—	—	—	10,620	10,620	—	10,828
Austin	14,921	—	—	—	14,921	5,373	9,548	15,870
Washington D.C. Area	2,994	1,066	1,025	—	5,085	4,838	247	4,846

Central and Eastern U.S.	28,535	1,066	1,025	—	30,626	20,831	9,795	31,544

Total	96,636	6,016	3,703	1,842	108,197	51,417	56,780	109,707

Entitled lots	48,210	1,066	1,678	463	51,417

Unentitled lots	48,426	4,950	2,025	1,379	56,780

Total December 31, 2011	96,636	6,016	3,703	1,842	108,197

Total December 31, 2010	97,381	6,435	3,132	2,759	109,707

2	2011 Annual Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this annual report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans for the Seton development in Calgary, Alberta;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2012, 2013 and 2014 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this annual report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.	3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

About this Management’s Discussion and Analysis

This management’s discussion and analysis relates to the year ended December 31, 2011, which reflects the twelve month period from January 1, 2011 to December 31, 2011, and has been prepared with an effective date of February 17, 2012. It should be read in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this annual report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information can be found on our website at www.brookfieldrp.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Overview

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.”

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties’ and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Company’s common shares (the “Common Shares”), and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Company issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for its contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480 million (US$494 million).

This transaction took place between entities under common control and, as a result, has been accounted for as a continuity of interest using the carried amounts of assets and liabilities of both BPO Residential and Brookfield Homes for comparative purposes. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento), and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington D.C. Area, Colorado and Texas operations. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also sell land for the construction of, or construct commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

4	2011 Annual Report

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Developing a mixed-use community provides a place where people can not only live, but work and play as well. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in the city accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, a facility that is expected to open in the summer of 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so do its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We may construct homes on lots that have been developed by us or that are purchased from others. Having a homebuilding operation allows us the opportunity to extract the value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third party builders.

Brookfield Residential Properties Inc.	5

Results of Operations

Key financial results as of and for our year ended December 31, 2011 compared to 2010 were as follows:

	Years Ended December 31
(US$ millions, except per share amounts)	2011	2010

Land revenue	$524	$355
Housing revenue	484	599
Gross margin	268	267
Income before income taxes	130	189
Income tax expense	(125)	(58)
Net income	5	131
Net income attributable to Brookfield Residential	7	132
Basic earnings per share	$0.07	$1.11
Diluted earnings per share	$0.07	$1.11

Segmented Information

We operate in three operating segments in North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following tables summarize information relating to revenues, income and assets by operating segment for the years ended December 31, 2011 and 2010.

	Years Ended December 31
	2011		2010
(US$ millions, except unit activity and average selling price)	Units	$	Units	$
Land revenue:
Canada	2,940	$444	1,990	$292
California	317	56	192	31
Central and Eastern U.S.	217	24	366	32

Total	3,474	$524	2,548	$355

Housing revenue:
Canada	941	$323	1,025	$307
California	220	107	365	212
Central and Eastern U.S.	134	54	210	80

Total	1,295	$484	1,600	$599

Gross margin:
Canada		$261		$220
California		4		38
Central and Eastern U.S.		3		9

Total		$268		$267

Average lot selling price (US$):
Canada		$151,000		$147,000
California		178,000		159,000
Central and Eastern U.S.		108,000		88,000

Average		$151,000		$139,000

Average home selling price (US$):
Canada		$343,000		$300,000
California		486,000		581,000
Central and Eastern U.S.		405,000		381,000

Average		$374,000		$375,000

Total Assets:
Canada		$1,172		$1,170
California		692		751
Central and Eastern U.S.		712		715
Corporate and other		3		—

Total		$2,579		$2,636

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this annual report.

6	2011 Annual Report

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Net Income

	Years Ended December 31
(US$ millions, except per share amounts)	2011	2010
Net income attributable to Brookfield Residential	$7	$132
Basic earnings per share	$0.07	$1.11
Diluted earnings per share	$0.07	$1.11

Net income totalled $7 million for the year ended December 31, 2011 compared to $132 million for 2010. The decrease in net income was primarily a result of the increase in interest expense of $37 million, a decrease in other income of $25 million and the income tax valuation allowance of $71 million recorded in the first quarter of 2011. On the completion of the merger, we reviewed the ability of the Company on a combined entity basis to realize the U.S. deferred tax asset. The three-year cumulative loss of the U.S. operations of the combined Company, together with the continued uncertainty in the U.S. housing market, was evidence of a need for a valuation allowance against the U.S. deferred tax asset. The Company has the ability to reverse the valuation allowance in any future period upon utilization of the losses, which can be carried forward for up to 15 years, or when a valuation allowance is no longer deemed necessary.

A breakdown of the revenue and direct cost of sales for the years ended December 31, 2011 and 2010 is as follows:

	Years Ended December 31
(US$ millions)	2011	2010
Revenue
Land	$524	$355
Housing	484	599

	$1,008	$954

Direct Cost of Sales
Land	$327	$194
Housing	413	493

	$740	$687

Results of Operations – Land

Land revenue totalled $524 million for the year ended December 31, 2011, an increase of $169 million when compared to the same period in 2010. Our land revenue may vary significantly from period to period due to the timing and nature of land sales. Revenues are also affected by local market conditions. A significant portion of the increase in land revenue for the year ended December 31, 2011 is a result of a change in business practice in Alberta to implement title transfer on lot sales at the time of sale to the builder and not the ultimate consumer. This change in business practice resulted in a one-time increase in revenue of $189 million for the year ended December 31, 2011.

A breakdown of the land operations for the years ended December 31, 2011 and 2010 is as follows:

Consolidated

	Years Ended December 31
		Non-Recurring
(US$ millions, except unit activity)	2011	Timing Difference	Adjusted 2011	2010
Lot closings	3,474	1,173	2,301	2,548
Revenue	$524	$189	$335	$355
Direct cost of sales	$327	$140	$187	$194

Brookfield Residential Properties Inc.	7

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Lot closings	2,940	1,990
Revenue	$444	$292
Direct cost of sales	$238	$129

The strength of our Canadian residential segment continued in 2011 with an increase in lot closings and average lot selling prices. 2,940 lots were closed during the year ended December 31, 2011, an increase of 950 lots when compared to the same period in 2010. The increase in revenue of $152 million is primarily due to the non-recurring timing difference resulting from the change in business practice in Alberta and higher average lot selling prices for the year ended December 31, 2011. Excluding the non-recurring lot closings of 1,173 lots, land revenue for the year ended December 31, 2011 decreased by $37 million, when compared to the year ended December 31, 2010 largely due to increased collections in Canada at the end of 2010. Land cost of sales increased $109 million for the year ended December 31, 2011 when compared to the same period in 2010. The increase in land cost of sales primarily relates to higher lot closings.

California

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Lot closings	317	192
Revenue	$56	$31
Direct cost of sales	$61	$28

For the year ended December 31, 2011, revenue of $56 million is mainly the result of bulk lot sales in the second and fourth quarters totalling 317 lots. The increase in land cost of sales for the year ended December 31, 2011 is a result of completing such bulk lot sales. The bulk lot sales made during 2011 is a result of a change in approach and strategy for these specific assets.

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Lot closings	217	366
Revenue	$24	$32
Direct cost of sales	$28	$38

A challenging market resulting in lower lot closings was partially offset by a change in product mix for the year ended December 31, 2011, which resulted in land revenues declining by $8 million when compared to the same period in 2010.

Results of Operations – Housing

Housing revenue was $484 million for the year ended December 31, 2011, compared to $599 million for the same period in 2010. The decline was the result of fewer home closings partially offset by higher average home selling prices for the year ended December 31, 2011.

A breakdown of housing operations for the years ended December 31, 2011 and 2010 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Home closings	1,295	1,600
Revenue	$484	$599
Direct cost of sales	$413	$493

8	2011 Annual Report

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Home closings	941	1,025
Revenue	$323	$307
Direct cost of sales	$268	$250

Housing revenue in Canada for the year ended December 31, 2011 increased $16 million when compared to the same period in 2010. The increase in housing revenue is due to a 14% increase in the average home selling price due to the mix of products closed for the year ended December 31, 2011 when compared to the same period in 2010.

California

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Home closings	220	365
Revenue	$107	$212
Direct cost of sales	$99	$178

Fewer home closings resulted from a reduced backlog entering into 2011 combined with a slow spring selling season in the California market. Housing revenue was $107 million for the year ended December 31, 2011, a decrease of $105 million when compared to the same period in 2010. The decline is a result of fewer home closings, decreased average selling prices and product mix.

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity)	2011	2010
Home closings	134	210
Revenue	$54	$80
Direct cost of sales	$47	$65

Housing revenue decreased $26 million for the year ended December 31, 2011 when compared to the same period in 2010. The market in the Central and Eastern U.S. segment continues to remain difficult where fewer home closings are the primary reason for the decrease in housing revenue. This was partially offset by an increase in the average home selling price during the period due to product mix. Cost of sales decreased $18 million as a result of lower home closings for the year ended December 31, 2011, when compared to the same periods in 2010.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds. Our incentives on homes closed by reportable segment for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$11	3%	$9	3%
California	7	6%	15	7%
Central and Eastern U.S.	6	10%	7	8%

	$24	5%	$31	5%

Home Sales – Net New Home Orders

Net new home orders for the year ended December 31, 2011 totalled 1,635 units, an increase of 233 units when compared to the same period in 2010. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. The increase is a result of continued strong Canadian market performance partially offset by a slow spring selling season in the U.S. Average monthly sales per community by reportable segment for the year ended December 31, 2011,

Brookfield Residential Properties Inc.	9

were: Canada – 7.2 units (2010 – 6.0 units); California – 2.2 units (2010 – 2.5 units); and Central and Eastern U.S. – 1.7 units (2010 – 2.1 units). We were selling from 33 active housing communities at December 31, 2011 compared to 32 at December 31, 2010. The net new home orders for the years ended December 31, 2011 and 2010 by reportable segment were as follows:

	Years Ended December 31
(Units)	2011	2010

Canada	1,205	930
California	215	294
Central and Eastern U.S.	164	176
Unconsolidated Entities	51	2

	1,635	1,402

The cancellation rates for the years ended December 31, 2011 and 2010 by reportable segment were as follows:

	Years Ended December 31
	2011		2010
(Units)	Units	%	Units	%

Canada	5	< 1%	11	1%
California	46	18%	62	18%
Central and Eastern U.S.	52	24%	62	26%

	103	6%	135	9%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, at December 31, 2011 and 2010 by reportable segment, was as follows:

	At December 31
	2011		2010
(US$ millions, except unit activity)	Units	$ millions	Units	$ millions

Canada	554	$215	292	$106
California	24	10	47	27
Central and Eastern U.S.	67	39	37	18
Unconsolidated Entities	14	—	1	—

	659	$264	377	$151

We expect all 659 units of our backlog to close in 2012 and 2013, subject to future cancellations. The units and value of our backlog at December 31, 2011 is higher when compared to the prior period due to stronger sales.

Selling, General and Administrative Expense

Selling, general and administrative expense was $101 million for the year ended December 31, 2011, compared to $99 million for the same period in 2010. The components of the expense for the years ended December 31, 2011 and 2010 are summarized as follows:

	Years Ended December 31
(US$ millions)	2011	2010

General and administrative expense	$70	$64
Sales and marketing expense	30	33
Share-based compensation	(2)	3
Change in fair value of equity swap contracts	3	(1)

	$101	$99

The $2 million increase in selling, general and administrative expense relates to the fair value adjustment of the equity swap contracts related to the deferred share unit plan, partially offset by the decrease in the liability related to share-based compensation plans.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the year ended December 31, 2011 totalled $4 million compared to nil for the same period in 2010.

10	2011 Annual Report

Other (Expense) / Income

Other (expense) / income for the year ended December 31, 2011 was an expense of nil, a decrease of $25 million when compared to the same period in 2010. The decrease is a result of a reduction of interest income within the Canadian operations and fee income from California for the year ended December 31, 2011.

The components of other (expense) / income for years ended December 31, 2011 and 2010 are summarized as follows:

	Years Ended December 31
(US$ millions)	2011	2010

Change in fair value of interest rate swap contracts	$(7)	$(1)
Other	7	26

	$—	$25

Income Tax Expense

Income tax expense for the year ended December 31, 2011 was $125 million, an increase of $67 million when compared to the same period in 2010. The increase is primarily due to the valuation allowance taken on the U.S. deferred tax asset in the first quarter of 2011 of $71 million, partially offset by a reduction in current taxes due to lower income before taxes.

Foreign Exchange Translation

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company and the presentation currency of the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in comprehensive income and accumulated other comprehensive income. The translation of our Canadian results yields a gain of $11 million for the year ended December 31, 2011 compared to a gain of $35 million in the same period of 2010. Foreign translation consequently results in a $24 million reduction of year over year comprehensive income.

Quarterly Financial Data

	2011				2010
(US$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$364.5	$227.9	$235.5	$180.1	$299.5	$240.2	$273.1	$141.4
Direct cost of sales	(276.7)	(157.8)	(180.7)	(124.8)	(227.5)	(166.4)	(193.4)	(99.9)

Gross margin	87.8	70.1	54.8	55.3	72.0	73.8	79.7	41.5
Selling, general and administrative expense	(28.7)	(26.7)	(19.2)	(26.4)	(26.8)	(23.7)	(25.6)	(23.2)
Other income	1.5	(3.1)	1.5	0.3	14.3	2.2	3.1	2.1
Interest expense	(11.6)	(11.3)	(10.9)	(3.3)	—	—	—	—

Income before income taxes	49.0	29.0	26.2	25.9	59.5	52.3	57.2	20.4
Income tax expense	(24.0)	(10.3)	(7.4)	(83.7)	(18.7)	(17.9)	(17.9)	(4.0)

Net income / (loss)	25.0	18.7	18.8	(57.8)	40.8	34.4	39.3	16.4
Net (income) / loss attributable to non-controlling interest and other interest in consolidated subsidiaries	0.8	0.5	0.4	0.8	0.2	0.1	(0.1)	1.3

Net income / (loss) attributable to Brookfield Residential	$25.8	$19.2	$19.2	$(57.0)	$41.0	$34.5	$39.2	$17.7

Foreign currency translation	1.5	(4.0)	0.3	13.4	18.2	26.0	(35.6)	26.5

Comprehensive income / (loss)	$27.3	$15.2	$19.5	$(43.6)	$59.2	$60.5	$3.6	$44.2

Earnings / (loss) per common share
Basic	$0.25	$0.19	$0.19	$(0.56)	$0.36	$0.29	$0.34	$0.13
Diluted	$0.25	$0.19	$0.19	$(0.56)	$0.35	$0.29	$0.34	$0.13

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for

Brookfield Residential Properties Inc.	11

new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Fourth Quarter

Net income for the three months ended December 31, 2011 totalled $26 million, compared to net income of $41 million for the three months ended December 31, 2010. The decrease was primarily a result of the interest expense of $12 million with the addition of the notes that were issued to Brookfield Office Properties in connection with the merger.

For the three months ended December 31, 2011, land revenue totalled $165 million, compared to $108 million for the same period of 2010. Approximately $36 million of the increase was due to the change in business practice under U.S. GAAP. Excluding the non-recurring lot closings, land revenue for the three months ended December 31, 2011 increased by $21 million in comparison to the same period of 2010.

For the three months ended December 31, 2011, housing revenue totalled $199 million, compared to $191 million for the same period of 2010. Home closings for the three months ended December 31, 2011 increased by approximately 5% in comparison to the same period in 2010. The revenue increase was due to increased volumes. The increase in home orders in the fourth quarter, particularly in Canada, has resulted in a higher backlog of 659 homes entering 2012, a 75% increase over the same period in 2010.

Due to inclement weather in the spring of 2011 pushing a significant amount of home closings to December, the revenue in the last quarter of 2011 was higher than in 2010. Cost of sales rose correspondingly with the increase in revenue and gross margin as a percentage of revenue was consistent at 24%.

The decrease in net income of $15 million is the result of higher selling, general and administrative expense of $2 million mainly resulting from an increase in share-based compensation expense of $1 million and a reduction of income on the equity swap of $1 million, a decrease in other income of $13 million stemming from reduced interest and fee income, an increase in interest expense of $12 million mainly from interest on the transaction debt note payable and an increase in income tax expense of $5 million. This was offset by an increase in gross margin of $16 million from the increase in revenue.

Liquidity and Capital Resources

Financial Position

The following is a summary of the consolidated balance sheets as of December 31, 2011 and December 31, 2010:

	December 31
	2011	2010
Land and housing inventory	$2,113	$2,194
Investments in unconsolidated entities	144	137
Receivables and other assets	311	218
Cash and restricted cash	11	12
Deferred income tax assets	—	75

	$2,579	$2,636

Project specific and other financings	$826	$1,025
Notes payable	470	—
Accounts payable and other liabilities	247	289
Deferred income tax liabilities	28	—
Other interests in consolidated subsidiaries	32	42
Total equity	976	1,280

	$2,579	$2,636

Assets

Our assets as of December 31, 2011 totalled $2,579 million, a decrease of $57 million compared to December 31, 2010. The decrease was due primarily to the translation of the Canadian operations’ assets at the lower exchange rate at December 31, 2011 and the previously disclosed valuation allowance against the U.S. deferred tax asset of $71 million recorded in the first quarter of 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,257 million, or approximately 88% of our total assets. Our land and housing assets include land under and land held for development, lots ready for construction, homes completed and under construction and model homes.

12	2011 Annual Report

A summary of our lots owned, excluding lot options, and their stage of development at December 31, 2011 compared with December 31, 2010 follows:

	December 31
	2011	2010
Land held for future development	91,446	90,123
Land under development and finished lots	8,096	9,377
Housing units, including models	797	1,013

	100,339	100,513

Project Specific and Other Financings

Our project specific and other financings as of December 31, 2011 were $826 million, a decrease of $199 million from December 31, 2010. Our project specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project specific and other financings include LIBOR and prime rate pricing options. As of December 31, 2011, the weighted average interest rate on our project specific and other financings was 4.15%.

Our net debt to total capitalization ratio as of December 31, 2011, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 56%, compared to 44% at December 31, 2010. The increase was due to the addition of the transaction notes payable discussed below.

The debt maturing in 2012 and 2013 onwards is expected to be repaid from home and/or lot deliveries over this period or extended. Additionally, as of December 31, 2011, we had project specific debt and bank indebtedness of $339 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Project specific and other financings consist of the following:

	December 31
	2011	2010

Project specific financings (a)	$249	$240
Bank indebtedness (b)	351	421
Due to affiliates (c)	226	364

	$826	$1,025

(a)	Project specific financings

Project specific financings of $249 million (December 31, 2010 – $240 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 4.0% as at December 31, 2011 (December 31, 2010 – 3.9%) and are secured by land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project specific financings consist of the following:

	December 31
	2011	2010

Secured facilities (i)	$201	$217
Secured VTB mortgages (ii)	48	23

	$249	$240

(i)	Project specific financings totalling $174 million (December 31, 2010 – $170 million) have variable interest rates ranging from prime to LIBOR plus 3.5% and fixed rates ranging from 1.5% to 6.0%. The facilities are secured by the land and housing inventory assets to which the borrowings relate. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings LLC’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at December 31 2011

Tangible net worth (US$ millions)	$325	$514
Net indebtedness to capitalization	65%	50%
Net indebtedness to tangible net worth	2.50 to 1	1 to 1

Brookfield Residential Properties Inc.	13

Project specific financings totalling $19 million (December 31, 2010 – $47 million) have floating interest rates ranging from the lower of prime less 0.5% to prime, with some facilities having a floor of 5.0% to 5.3%. The remainder of this debt bears fixed interest rates ranging from 5.5% to 6.0% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At December 31, 2011, we were in compliance with all of our project specific financing covenants.

The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at December 31 2011

Tangible net worth (US$ millions)	$80	$391
Debt to tangible net worth	1.25 to 1	0.09 to 1

Project specific financings totalling $8 million (December 31, 2010 – nil) have floating interest rates ranging from the lower of LIBOR plus 3.0% and a floor of 3.3% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200 million and a net indebtedness to capitalization ratio of no greater than 65%. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at December 31 2011

Tangible net worth (US$ millions)	$200	$391
Net indebtedness to capitalization	65%	18%

(ii)	$48 million (December 31, 2010 – $23 million) of project specific financings consist of 14 secured VTB mortgages (December 31, 2010 – 11 secured VTB mortgages).

Eleven secured VTB mortgages (December 31, 2010 – nine secured VTB mortgages) in the amount of $42 million (December 31, 2010 – $20 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$43 million (December 31, 2010 – C$19 million). The interest rate on this debt ranges from 3.3% to 6.0% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to financial covenants.

Two secured VTB mortgages (December 31, 2010 – one secured VTB mortgage) in the amount of $5 million (December 31, 2010 – $2 million) relates to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.0% and 10.0% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to any financial covenants.

One secured VTB mortgage (December 31, 2010 – one secured VTB mortgage) in the amount of $1 million (December 31, 2010 – $1 million) relates to raw land held for development by Brookfield Residential (US) LLC. The interest rate on this debt is fixed at 6.0% and the debt is secured by related lands. As at December 31, 2011, these borrowings have not been subject to financial covenants.

(b)	Bank indebtedness

The Company has four secured credit facilities with various Canadian banking lenders totalling $342 million (December 31, 2010 – $421 million) and one unsecured credit facility with a U.S. bank totalling $9 million (December 31, 2010 – nil). Based on the borrowing-base calculations at December 31, 2011, the availability on our bank indebtedness was $144 million. Bank indebtedness consists of the following:

	December 31
	2011	2010

Secured credit facilities (i)	$342	$421
Unsecured credit facility (ii)	9	—

	$351	$421

14	2011 Annual Report

(i)	Bank indebtedness totalling $342 million (December 31, 2010 – $421 million) is repayable in Canadian dollars in the amount of C$349 million (December 31, 2010 – C$421 million) and allows the Company to borrow up to approximately C$534 million (US$522 million) as at December 31, 2011 (December 31, 2010 – C$517 million (US$517 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 1.0% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

These facilities require Brookfield Residential (Alberta) LP, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $294 million and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

		Actual as at
	Covenant	December 31 2011

Tangible net worth (US$ millions)	$294	$490
Debt to equity	1.75 to 1	0.70 to 1

The facilities also require Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $78 million and a debt to tangible net worth ratio of no greater than 2.00 to 1. At December 31, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

		Actual as at
	Covenant	December 31 2011

Tangible net worth (US$ millions)	$78	$110
Debt to tangible net worth	2.00 to 1	0.82 to 1

(ii)	Bank indebtedness totalling $9 million (December 31, 2010 – nil) is repayable in U.S. dollars and allows the Company to borrow up to $10 million as at December 31, 2011. The credit facility bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At December 31, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of Brookfield Homes Holdings LLC’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

		Actual as at
	Covenant	December 31 2011

Tangible net worth (US$ millions)	$300	$514
Net indebtedness to tangible net worth	2.50 to 1	1 to 1

(c)	Due to affiliates

Amounts due to affiliates include $226 million (December 31, 2010 – $364 million) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At December 31, 2011, the availability on this facility was $74 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At December 31, 2011, our revolving operating facility with a subsidiary of Brookfield Asset Management Inc. required Brookfield Residential US Corporation, a direct wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At December 31, 2011, we were in compliance with all of our covenants. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

		Actual as at
	Covenant	December 31 2011

Minimum shareholders’ equity (US$ millions)	$300	$589
Net debt to capitalization	65%	54%

Brookfield Residential Properties Inc.	15

Notes Payable

Notes payable consists of the following:

	December 31
(US$ millions)	2011	2010

Senior note payable (a)	$259	$—
Junior note payable (b)	211	—

	$470	$—

On March 31, 2011, the Company issued two promissory notes payable to Brookfield Office Properties, a C$265 million (US$273 million) senior note and a C$215 million (US$222 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with principal payments of C$50 million due on each of the last business days of 2012, 2013 and 2014 and the balance of C$115 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265 million of senior note transaction debt such that the scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.
(b)	The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

At December 31, 2011, our notes payable due to Brookfield Office Properties required Brookfield Residential to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At December 31, 2011, we were in compliance with all of our covenants relating to notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

		Actual as at
	Covenant	December 31 2011

Minimum shareholders’ equity (US$ millions)	$750	$976
Net debt to capitalization	65%	56%

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

The net cash flows for the years ended December 31, 2011 and 2010 are as follows:

	Years Ended December 31
(US$ millions)	2011	2010

Cash flows from operating activities	$23	$215
Cash flows used in investing activities	(6)	(34)
Cash flows used in financing activities	(19)	(185)

Cash flow from operating activities during the twelve months ended December 31, 2011 totalled $23 million, which included $140 million of acquisitions made during the period. The Company works to balance being opportunistic on new acquisitions together with debt reduction.

Cash used in our investing activities for the year ended December 31, 2011 was $6 million, a decrease of $28 million when compared to the same period in 2010. The decrease was primarily a result of a decrease in investments in unconsolidated entities of $26 million, an increase in distributions from unconsolidated entities of $5 million offset by an increase in restricted cash of $3 million.

16	2011 Annual Report

Cash used in our financing activities for the year ended December 31, 2011 was $19 million, compared with cash used by financing activities of $185 million for the same period in 2010. The cash used in the year ended December 31, 2011 was primarily from net drawings under project specific and other financings of $187 million offset by cash used to pay the 2010 preferred stock dividends of $10 million in the first quarter of 2011 and $19 million to fund the repurchase of common shares for the escrowed stock plan described in Note 12(a) of the consolidated financial statements included elsewhere in this annual report.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of December 31, 2011 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

Project specific and other financings (1)(2)	$826	$482	$108	$230	$6
Operating lease obligations (3)	27	5	10	6	6
Purchase agreements (4)	70	49	14	7	—

	$923	$536	$132	$243	$12

(1)	Amounts are included on the consolidated balance sheets. See Note 6 to the consolidated financial statements for additional information regarding project specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the consolidated financial statements for additional information regarding our floating rate debt.
(3)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(4)	Amounts represent our expected acquisition of land under options or purchase agreements. See Note 14 to the consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

At February 17, 2012, 101,592,718 common shares and 70,002 preferred shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Brookfield Residential common shares. Each option granted can be exercised for one common share. At February 17, 2012, 2,923,426 options were outstanding under the stock option plan.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of December 31, 2011, we had $58 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $144 million. Pursuant to the guidance now incorporated in ASC Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this annual report, we have consolidated $16 million of these option contracts where we consider we have the majority economic interest in the assets held under the options.

We also own 3,703 lots and control under option 1,842 lots through our proportionate share of unconsolidated entities. As of December 31, 2011, our investment in unconsolidated entities totalled $144 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of December 31, 2011, we had completion guarantees of $4 million and limited maintenance guarantees of $12 million with respect to debt in our unconsolidated entities. During the year ended December 31, 2011, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included elsewhere in this annual report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of December 31, 2011, we had $49 million in letters of credit outstanding and $189 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds are $21 million and $98 million, respectively.

Brookfield Residential Properties Inc.	17

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to, including a name license, one unsecured revolving credit facility and two notes payable. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of December 31, 2011 were:

•

Notes payable of $470 million (December 31, 2010 – nil) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note. For the years ended December 31, 2011 and 2010, interest of $27 million and nil, respectively, was incurred relating to these facilities.

•

Unsecured revolving operating facility in the aggregate principal amount of $226 million (December 31, 2010 – $160 million) with a subsidiary of Brookfield Asset Management Inc. For the years ended December 31, 2011 and 2010, interest of $15 million and $10 million, respectively, was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19 million (2010 – nil).

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included elsewhere in this annual report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

Carrying Values

In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 assume recent sales activity and normalized sales rates beyond 2013. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market based assumptions.

All projects were reviewed for impairment charges and option write-offs for the year ended December 31, 2011 and no impairment charges were required. This is consistent with the year ended December 31, 2010.

18	2011 Annual Report

The locations of the projects reviewed were as follows:

(Number of projects)
Canada	32
California	27
Central and Eastern U.S.	13
Unconsolidated entities	9

81

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

Our housing and land inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses, which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company, together with the uncertainty in the U.S. housing market, was evidence of the need for a valuation allowance against the Company’s net U.S. deferred tax asset. Refer to Note 9 of our consolidated financial statements included elsewhere in this report for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax (expense) / recovery.

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on December 31, 2011 and the impact to the financial statements was nominal. However, future fluctuations in share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

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When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance is effective for the Company beginning January 1, 2012 and is to be applied prospectively. The adoption of this guidance, which relates primarily to disclosure, is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but continuous statements. As permitted, the Company elected to prepare a single continuous statement. The adoption of this guidance, which relates to presentation only, did not impact the Company’s consolidated financial position, results of operations or cash flows.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at December 31, 2011, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at the year ended December 31, 2011. There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Business Environment and Risks

The following is a review of certain risks that could adversely impact our financial condition and results of operations. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results. A more detailed description of the Company’s business environment and risks is provided in the Annual Information Form and is available on our website at www.brookfieldrp.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

General Business Risks

The business and results of operations of Brookfield Residential will be materially and adversely affected by weakness in general economic, real estate and other conditions.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as employment levels, availability of financing for homebuyers, interest rates, consumer confidence, levels of new and existing homes for sale, demographic trends and housing demand. In addition, an oversupply of alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties may reduce Brookfield Residential’s ability to sell new homes, depress prices and reduce margins from the sale of new homes. The United States and Canadian homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Homebuilders are also subject to risks related to the availability and cost of materials and labour, and adverse weather conditions that can cause delays in construction schedules and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by Brookfield Residential can fluctuate significantly as a result of changing economic and real estate market conditions and may result in inventory impairment charges or putting deposits for lots controlled under option at risk. If there are significant adverse changes in economic or real estate market conditions, Brookfield Residential may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. If market conditions deteriorate, some of Brookfield Residential’s assets may be subject to impairments and option write-off charges adversely affecting its operations and financial results.

Rising mortgage rates or decreases in the availability of mortgage financing will discourage people from buying new homes.

Virtually all of Brookfield Residential’s customers finance their home acquisitions through lenders providing mortgage financing. Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. Increases in mortgage rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential homebuyers. Even if potential customers do not need financing, changes in mortgage interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which would result in reduced demand for new homes. As a result, rising mortgage rates and reduced mortgage availability could adversely affect Brookfield Residential’s ability to sell new homes and the price at which it can sell them.

In the United States, since 2007, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some borrowers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has reduced demand for new homes. These reductions in demand could adversely affect Brookfield Residential’s operations and financial results, and the duration and severity of the effects are uncertain.

Laws and regulations related to property development and related to the environment subject Brookfield Residential to additional costs and delays which could adversely affect its business and results of operations.

Brookfield Residential must comply with extensive and complex regulations affecting the land development and homebuilding process. These regulations could impose on Brookfield Residential additional costs and delays, which will adversely affect its business and results of operations. In particular, Brookfield Residential is required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions Brookfield Residential must meet prior to being approved for a particular development or project, if approved at all. In addition, new development projects may be subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. When made, these assessments can have a negative impact on sales by raising the price that homebuyers must pay for Brookfield Residential’s homes. Brookfield Residential must also comply with a variety of local, state, provincial and federal laws and regulations concerning the protection of health and the environment, including with respect to hazardous or toxic substances. These environmental laws sometimes

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result in delays and could cause Brookfield Residential to incur additional costs, or severely restrict land development and homebuilding activity in environmentally sensitive regions or areas.

If Brookfield Residential is not able to develop and market its master-planned communities successfully, its business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If Brookfield Residential is unable to develop and market its master-planned communities successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on the business and results of operations of Brookfield Residential.

Difficulty in retaining qualified trades workers, or obtaining required materials and supplies, will adversely affect the business and results of operations of Brookfield Residential.

The homebuilding industry has from time to time experienced significant difficulties in the supply of materials and services, including with respect to: shortages of qualified trades people; labour disputes; shortages of building materials; unforeseen environmental and engineering problems; and increases in the cost of certain materials (particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs). When any of these difficulties occur, it will cause delays and increase the cost of constructing Brookfield Residential’s homes.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business and furthermore Brookfield Residential will sometimes face liabilities when it acts as a general contractor, and Brookfield Residential will sometimes be responsible for losses when it hires general contractors.

As a homebuilder, Brookfield Residential is subject to construction defect and home warranty claims arising in the ordinary course of its business. These claims are common in the homebuilding industry and can be costly. Further, where Brookfield Residential acts as the general contractor, it will be responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against Brookfield Residential for construction defects, personal injury or property damage caused by the subcontractors, and if successful these claims give rise to liability. Where Brookfield Residential hires general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against its general contractors, Brookfield Residential will sometimes become responsible for the losses or other obligations of the general contractors. The cost of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If Brookfield Residential is not able to obtain adequate insurance against these claims in the future, its business and results of operations will be adversely affected.

If Brookfield Residential is not able to raise capital on favourable terms or at all, its business and results of operations will be adversely affected.

Brookfield Residential operates in a capital intensive industry and requires capital to maintain its competitive position. The failure to secure additional debt or equity financing or the failure to do so on favourable terms will limit Brookfield Residential’s ability to grow its business, which in turn will adversely affect Brookfield Residential’s business and results of operations. Brookfield Residential expects to make significant capital expenditures in the future to enhance and maintain the operations of its properties and to expand and develop its real estate inventory. If Brookfield Residential’s plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, Brookfield Residential will likely seek to minimize cash expenditures and/or obtain additional financing in order to support its plan of operations.

The availability of financing from banks and the public debt markets has declined significantly in the United States. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for homebuilders in general, Brookfield Residential cannot be certain that it will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances is not available when needed or is not available on acceptable terms, Brookfield Residential’s business and results of operations will be adversely affected.

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Brookfield Residential’s debt and leverage could adversely affect its financial condition.

Brookfield Residential’s total debt as of December 31, 2011 was $1,295 million. Brookfield Residential’s leverage could have important consequences, including the following: the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future; a substantial portion of Brookfield Residential’s cash flow from operations must be dedicated to the payment of principal and interest on its debt, thereby reducing the funds available for other purposes; some of Brookfield Residential’s borrowings are and will continue to be at variable rates of interest, which will expose it to the risk of increased interest rates; and Brookfield Residential’s substantial leverage may limit its flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make Brookfield Residential more vulnerable to a general economic downturn.

If any of these conditions occur, or should Brookfield Residential be unable to repay these obligations as they become due, Brookfield Residential’s financial condition will be adversely affected. In addition, Brookfield Residential’s various debt instruments contain financial and other restrictive covenants that may limit its ability to, among other things, borrow additional funds that might be needed in the future. Brookfield Residential also guarantees shortfalls under some of its community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid.

Brookfield Residential finances many of its projects located in the United States individually. As a result, to the extent Brookfield Residential increases the number of projects and its related investment, its total debt obligations may increase. In general, Brookfield Residential repays the principal of its debt from the proceeds of home and lot closings.

Based on Brookfield Residential’s interest rate sensitive net debt levels, as of December 31, 2011, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $7 million on its cash flows.

Brookfield Residential’s business and results of operations will be adversely affected if poor relations with the residents of its communities negatively impact it sales.

As a master-planned community developer, Brookfield Residential will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of its communities. Brookfield Residential’s sales may be negatively affected if any efforts made by it to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would be adversely affect Brookfield Residential’s results of operations. In addition, Brookfield Residential’s business and results of operations would be adversely affected if it is required to make material expenditures related to the settlement of these issues or disputes, or to modify its community development plans.

Brookfield Residential’s business is susceptible to adverse weather conditions and natural disaster.

Adverse weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, droughts, floods, fires and snow can have a significant effect on Brookfield Residential’s ability to develop its communities. These adverse weather conditions and natural disasters can cause delays and increased costs in the construction of new homes and the development of new communities. If insurance is unavailable to Brookfield Residential or is unavailable on acceptable terms, or if Brookfield Residential’s insurance is not adequate to cover business interruption or losses resulting from adverse weather or natural disasters, its business and results of operations will be adversely affected. In addition, damage to new homes caused by adverse weather or natural disaster may cause Brookfield Residential’s insurance costs to increase.

Increased insurance risk will adversely affect Brookfield Residential’s business.

Brookfield Residential is confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with its business. Some of the actions that have been or could be taken by insurance companies include: increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect Brookfield Residential’s ability to obtain appropriate insurance coverage at reasonable costs.

Tax law changes in the United States could make home ownership more expensive or less attractive.

Tax law changes in the United States could make home ownership more expensive or less attractive. In the United States, significant expenses of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s federal and, in some cases, state income taxes subject to various limitations under current tax law and policy. If the federal government or a state government changes income tax laws to eliminate or substantially modify these income tax deductions, then the after-tax cost of owning a new home would increase substantially. This could adversely impact demand for, and/or sales prices of, new homes.

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Residential homebuilding is a competitive industry, and competitive conditions may adversely affect Brookfield Residential’s results of operations.

The residential homebuilding industry is highly competitive. Residential homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labour and capital. Brookfield Residential competes with other local, regional and national homebuilders, often within larger communities designed, planned and developed by such homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition Brookfield Residential faces. Brookfield Residential also competes with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. Competitive conditions in the homebuilding industry could result in: difficulty in acquiring suitable land at acceptable prices; increased selling incentives; lower sales volumes and prices; lower profit margins; impairments in the value of Brookfield Residential’s inventory and other assets; increased construction costs; and delays in construction.

If Brookfield Residential is not able to retain its executive officers, the business and results of operations of Brookfield Residential could be adversely affected.

Brookfield Residential does not have employment agreements with any of its executive officers, which could affect Brookfield Residential’s ability to retain their services. Should Brookfield Residential lose the services of one or all of its executive officers and they cannot be adequately replaced, Brookfield Residential’s ability to accomplish the objectives set forth in its business plan could be adversely affected.

Quantitative and Qualitative Disclosure about Market Risk

Exchange Rates

We conduct business in both Canadian and U.S. dollars, therefore we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We have operations with a Canadian dollar functional currency, whose net assets are exposed to foreign currency translation risk. This currently is managed in part through our Canadian dollar denominated debt as a hedge against these operations. As at December 31, 2011, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition, at December 31, 2011, we had interest rate swap contracts totalling $100 million at an average rate of 5% per annum. Based on our net debt levels as of December 31, 2011, a 1% change in interest rates would have either a negative or positive effect of approximately $7 million on our cash flows.

Our interest rate swaps are not designed as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of December 31, 2011, the fair value of the interest rate swaps totalled a liability of $16 million.

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